Exhibit 3.1

SECOND AMENDMENT TO THE
AMENDED AND RESTATED BY-LAWS OF CARRIAGE SERVICES, INC.

The Amended and Restated By-laws of Carriage Services, Inc., Inc., dated as of July 2, 1996 (as first amended on May 20, 2008, “the Bylaws”), are hereby amended, effective March 6, 2019, as follows:

Article III, Section 3.2 of the Bylaws as follows is deleted in its entirety:

3.2     Number: Qualification: Election: Term. The number of directors which shall constitute the entire board of directors shall be not less than three nor more than twelve. Within the limits above specified, the number of directors which shall constitute the entire board of directors shall be determined by resolution adopted by a majority of the members of the board of directors. Except as otherwise required by law or the certificate of incorporation of the Corporation, the directors shall be elected at an annual meeting of stockholders at which a quorum is present. Directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy and entitled to vote on the election of directors. Each director so chosen shall hold office until his term expires as provided in the certificate of incorporation and until his successor is elected and qualified or, if earlier, until his death, resignation, or removal from office. None of the directors need be a stockholder of the Corporation or a resident of the State of Delaware. Each director must have attained the age of majority.

and replaced with the following:

“3.2.     Number: Qualification: Election: Term. The number of directors which shall constitute the entire board of directors shall be not less than three nor more than twelve. Within the limits above specified, the number of directors which shall constitute the entire board of directors shall be determined by resolution adopted by a majority of the members of the board of directors. Except as otherwise required by law or the certificate of incorporation of the Corporation, the directors shall be elected at an annual meeting of stockholders at which a quorum is present. In a contested election, the directors shall be elected by the vote of a plurality of the votes of the shares present in person or represented by proxy and entitled to vote on the election of directors. In an uncontested election, the directors shall be elected by a majority of the votes of the shares present in person or represented by proxy and entitled to vote on the election of directors.

The following additional procedures apply in an uncontested election of an incumbent director: A nominee who does not receive a majority of the votes cast shall promptly deliver a written resignation to the board of directors and shall continue to serve as a holdover director until the effective date of the director’s resignation which shall be no later than 120 days after the date of the election. The remaining board of directors, by a majority vote, promptly shall determine whether to decline to accept or to accept the resignation of such director. If the board of directors declines to accept the resignation, the director may continue to serve so long as such nominee received a plurality of the votes cast. If the board of directors accepts the resignation, the office shall be considered vacant and the board of directors may fill the office pursuant to Section 3.5 of the Bylaws.

Each director shall hold office until his term expires as provided in the certificate of incorporation and until his successor is elected and qualified or, if earlier, until his death, resignation, or removal from office. None of the directors need be a stockholder of the Corporation or a resident of the State of Delaware. Each director must have attained the age of majority.”

Except as herein amended, the provisions of the Bylaws shall remain in full force and effect.